UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-41437

Vox Royalty Corp.

(Registrant)

66 WELLINGTON STREET WEST

SUITE 5300, TD BANK TOWER BOX 48

TORONTO, ON M5K 1E6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vox Royalty Corp.

Date: July 11, 2023	By:	/s/ Kyle Floyd
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	PRESS RELEASE “VOX ANNOUNCES FULL EXERCISE OF OVER-ALLOTMENT OPTION IN UNDERWRITTEN PUBLIC OFFERING OF COMMON SHARES”

2